Filed pursuant to Rule 433

Registration No. 333-158277

January 20, 2010

Final Term Sheet

USD 4,000,000,000 4.00% Global Notes due 2020

Terms:

Issuer:	KfW

Guarantor:	Federal Republic of Germany

Aggregate Principal Amount:	USD 4,000,000,000

Denomination:	USD 1,000

Maturity:	January 27, 2020

Redemption Amount:	100%

Interest Rate:	4.00% per annum, payable semi-annually in arrears

Date of Pricing:	January 20, 2010

Closing Date:	January 27, 2010

Interest Payment Dates:	January 27 and July 27 in each year

Currency of Payments:	USD

Price to Public/Issue Price:	99.657%

Underwriting Commissions:	0.175%

Proceeds to Issuer:	99.482%

Format:	SEC-registered global notes

Listing:	Luxembourg Stock Exchange (regulated market)

Business Day:	New York

Business Day Convention:	Following, unadjusted

Day Count Fraction:	30/360

Governing Law /Jurisdiction:	German law; District Court Frankfurt am Main

Gross-Up:	No gross-up if tax deduction or withholding is imposed

Cross-Default:	None

Clearing System:	DTC (deliverable through CBL and Euroclear)

ISIN:	US500769DP65

CUSIP:	500769DP6

Selling Restrictions:	European Economic Area, UK, Japan, Canada, Hong Kong

Ratings of Issuer:	AAA by Standard & Poor’s Ratings Services, Aaa by Moody’s Investors Service Limited and AAA by Fitch Ratings Limited.[1]

Lead Managers:	Goldman Sachs International J.P. Morgan UBS Investment Bank

Co-Lead Managers:	BofA Merrill Lynch
Barclays Capital
BNP PARIBAS
Citi
Deutsche Bank
HSBC
Mitsubishi UFJ Securities International
Morgan Stanley
Nomura Securities
RBC Capital Markets

Stabilization Manager:	UBS Limited

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. The prospectus supplement relating to the notes is available under the following link: http://www.sec.gov/Archives/edgar/data/821533/000119312509072074/d424b3.htm . KfW’s base prospectus relating to the notes is available through the following link: http://www.sec.gov/Archives/edgar/data/821533/000119312509072068/d424b3.htm . Alternatively, UBS Investment Bank will arrange to send you the prospectus, which you may request by calling toll-free: +1-888-722-9555, Ext. 1088.

[1]

A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.